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United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 6)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Tribune Company
Samuel Zell
EGI-TRB, L.L.C.
Sam Investment Trust
Tribune Employee Stock Ownership Plan
Tesop Corporation
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Tribune Company 435 North Michigan Avenue Chicago, Illinois 60611 Attn: Crane Kenney (312) 222-9100	Samuel Zell Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 (312) 454-0100	EGI-TRB, L.L.C. Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 Attn: Joseph M. Paolucci (312) 454-0100	Sam Investment Trust c/o Chai Trust Company, LLC Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 Attn: Joseph M. Paolucci (312) 454-0100	Tribune Employee Stock Ownership Plan c/o GreatBanc Trust Company 1301 West 22nd Street, Suite 800 Oak Brook, Illionois 60523 Attn: Marilyn H. Marchetti (630) 572-5130	Tesop Corporation c/o GreatBanc Trust Company 1301 West 22nd Street, Suite 800 Oak Brook, Illinois 60523 Attn: Marilyn H. Marchetti (630) 572-5130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Steven A. Rosenblum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Thomas A. Cole Larry A. Barden Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Charles W. Mulaney, Jr. Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom, LLP 333 West Wacker Dr. Chicago, Illinois 60606 (312) 407-0700	Joseph P. Gromacki Jenner & Block LLP 330 N. Wabash Avenue Chicago, Illinois 60611 (312) 222-9350	Charles R. Smith K&L Gates Henry W. Oliver Building 535 Smithfield Street Pittsburgh, PA 15222 (412) 355-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,284,000,000	$131,519

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 126,000,000 shares of common stock at a price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

        ☒    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131,519.00	Filing Party: Tribune Company
Form or Registration No.: Schedule TO	Date Filed: April 25, 2007
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☒
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Amendment No. 6 (this "Amendment No. 6") filed under cover of Schedule TO and Schedule 13E-3 amends and supplements Amendment No. 5 filed with the Securities and Exchange Commission (the "SEC") on May 11, 2007, Amendment No. 4 filed with the SEC on May 4, 2007, Amendment No. 3 filed with the SEC on May 1, 2007, Amendment No. 2 filed with the SEC on April 27, 2007, Amendment No. 1 filed with the SEC on April 26, 2007 and the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed by Tribune Company, a Delaware corporation (the "Company"), on April 25, 2007 (as amended, the "Filing"), in connection with the Agreement and Plan of Merger, dated as of April 1, 2007 (the "Merger Agreement"), by and among the Company, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan (the "ESOP"), Tesop Corporation, a Delaware corporation wholly owned by the ESOP and, for limited purposes, EGI-TRB, L.L.C., a Delaware limited liability company wholly owned by a trust established for the benefit of Samuel Zell and his family. In connection with the Merger Agreement, the Company is offering to purchase up to 126,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued under the Rights Agreement, dated as of December 12, 1997, as amended, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Tender Offer"), copies of which are attached to the Filing as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Filing, is hereby expressly incorporated by reference into this Amendment No. 6, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

        Item 4(a) of the Filing is hereby amended and supplemented by adding the following at the end thereof:

    As discussed in the Offer to Purchase under "The Tender Offer—Conditions of the Tender Offer," one of the conditions to the Tender Offer is the receipt of the necessary financing for the Tender Offer as contemplated by the First Step Commitment Letter, substantially on the terms contemplated thereby (the "Financing Condition"). In the event that the Financing Condition is satisfied less than five business days prior to the scheduled expiration date of the Tender Offer, the Tender Offer will be extended to ensure that at least five business days remain in the Tender Offer following the satisfaction of the Financing Condition.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5(e) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" by adding the following sentences after the first sentence of the fourth paragraph from the end thereof:

    Based on its review, and after consultation with its advisors, the Special Committee determined that the proposed ESOP transaction was a more attractive transaction than the proposed recapitalization and spin-off. In particular, the Special Committee noted that the proposed price for the ESOP transaction was at the high end of the valuation ranges presented for the recapitalization and spin-off transaction. See "Special Factors—Reports of the Special Committee's Financial Advisor" and "Special Factors—Reports of the Company's Financial Advisors." In addition, the Special Committee believed that the execution risk of the recapitalization and spin-off transaction was higher, given that the valuation ranges presented depended on the ability of the Company to meet the projections that the advisors had used in developing these valuation ranges.

        Item 5(e) of the Filing is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Interest of Directors and Executive Officers" by adding the following new subsection therein and by incorporating such new subsection by reference in Item 5(e):

  Samuel Zell and the Zell Entity

          The Zell Entity is wholly owned by Sam Investment Trust, a trust established for the benefit of Mr. Zell and his family. As more fully described elsewhere herein, the Zell Entity is party to certain of the agreements entered into in connection with the Leveraged ESOP Transactions and has an interest in the Leveraged ESOP Transactions. Mr. Zell was elected to the Company's board of directors on May 9, 2007.

        Item 5(e) of the Filing is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Tender Offer-Interest of Directors and Executive Officers" as described under Item 8 below.

Item 6. Purposes of the Transaction and Plans or Proposals.

        Item 6(a) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" by restating the subsection "The Special Committee" to read as follows:

          The Special Committee. In reaching its determination to recommend the Leveraged ESOP Transactions, including the Merger Agreement, the Merger, the Tender Offer and the other transactions contemplated by the Merger Agreement, the Special Committee, in consultation with its legal and financial advisors, and the Company's management and legal and financial advisors, considered the following material factors and benefits of the Leveraged ESOP Transactions, each of which the Special Committee believed supported its recommendation:

    •
    recent and historical market prices for the shares of Company Common Stock and the fact that the value offered in the Leveraged ESOP Transactions was as high as any proposal received from any third party, and the consideration offered in the Tender Offer and the Merger of $34.00 per share represented a premium of approximately 5.9% to the closing price of Company Common Stock on March 30, 2007, the last trading day before the proposal was made public, approximately 12.5% to the average closing price of Company Common Stock for the 30 calendar day period ending on March 30, 2007 and approximately 9.5% to the average closing price for the 52 weeks ended March 30, 2007;

    •
    the business, operations, properties and assets, financial condition (as described under "Certain Financial Information"), business strategy and prospects (including as described under "Certain Projections") of the Company (as well as the risks involved in achieving those prospects), the nature of the industry in which the Company competes, industry trends and economic and market conditions, both on a historical and on a prospective basis, including in particular

    •
    the weakened demand for advertising in the newspaper industry;

    •
    the proliferation of media sources and the increased competition with these sources;

    •
    declines and potential declines in newspaper circulation and broadcasting audience as consumers migrate to other media alternatives;

    •
    possible volatility in newsprint prices and cost of broadcast programming rights; and

    •
    the uncertain status of the FCC's cross-ownership rules and other regulatory requirements.

    •
    the fact that the Company had explored a variety of strategic alternatives over an extended period of time, the thoroughness of the process for exploring and reviewing these alternatives, and the Special Committee's view that the Leveraged ESOP Transactions were in the best interests of the Company and its unaffiliated stockholders compared to the alternatives considered;

    •
    the Special Committee's belief that the values potentially offered by the recapitalization and spin-off plan were subject to a number of risks and uncertainties, and that there was no certainty as to the achievability of those values;

    •
    the arm's-length negotiation of the transactions and related agreements, including the economic improvements to the transactions resulting from those negotiations;

    •
    the fact that the transactions were structured to permit the Tender Offer as a means of purchasing a significant portion of the Company Common Stock on an accelerated timetable and without the requirement of satisfying the regulatory requirements necessary for the Merger, and the increased consideration to be paid in the Merger, in the form of the 8% annualized "ticking fee," in the event the Merger does not close by January 1, 2008;

    •
    the fact that the Zell Entity would be making an initial investment of $250 million in the Company, which investment was not conditional on the closing of the Merger;

    •
    the conditions to the Merger Agreement, which the Special Committee viewed as providing a reasonable level of assurance that the Merger could be completed;

    •
    the other terms of the Merger Agreement, including the fact that the Merger Agreement does not preclude unsolicited offers from other parties, subject to specified conditions, and permits the Company to terminate the Merger Agreement to accept a superior proposal through the date of meeting of the Company's stockholders to consider the Merger, subject to payment by the Company of a $25 million termination fee;

    •
    the availability of financing commitments for the Tender Offer and the Merger, and the agreement by Zell and the Zell Entity to pay a $25 million termination fee to the Company if financing is not obtained for any reason other than a breach by the Company or the ESOP;

    •
    the favorable tax treatment available to the Company following the Merger upon its election to become an S-corporation for federal income tax purposes, the proposed elimination of the Company's 401(k) cash contributions following creation of the ESOP, and the ability to support increased levels of borrowing by the Company as a result of this favorable tax treatment and these savings in order to permit the acquisition of all the shares at $34.00 per share;

    •
    the analysis and written opinion of Morgan Stanley to the effect that, as of April 1, 2007, and based upon the factors and subject to the assumptions set forth in its written opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than certain affiliated entities) was fair from a financial point of view to such shareholders, as more fully described below under "Special Factors—Opinion of the Special Committee's Financial Advisor";

    •
    the analysis and written opinion of Merrill Lynch to the effect that, as of April 1, 2007, and based upon the factors and subject to the assumptions set forth in its written opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than certain affiliated entities) was fair from a financial point of view to such shareholders, as more fully described below under "Special Factors—Opinion of the Company's Financial Advisor";

    •
    the prices paid by the Company in other purchases of Company Common Stock and the fact that the consideration offered in the Tender Offer and the Merger of $34.00 per share exceeded the highest price paid per share for purchases of Company Common Stock by the Company during 2006, including the $32.50 per share that the Company paid to purchase shares of Company Common Stock in the June 2006 modified "dutch-auction" tender offer; and

    •
    the fact that a vote of stockholders on the Merger is required under Delaware law, and that stockholders who do not tender their shares into the Tender Offer and who do not vote in favor of the Merger will have the right to dissent from the Merger and to demand appraisal of the fair value of their shares under Delaware law.

          The Special Committee also took into consideration a variety of risks and other potentially negative factors concerning the Leveraged ESOP Transactions, including the following:

    •
    the risk that the conditions to the Merger will not be met, including the conditions requiring receipt of FCC approval, the receipt of financing and receipt of a solvency opinion, and the potential adverse impact on the Company if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the effect on business and customer relationships;

    •
    the fact that the Company's stockholders who tender their shares (or whose shares are converted into cash in the Merger) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company or from any increased consideration available in connection with a superior proposal accepted by the Company should such a proposal be presented after the consummation of the Tender Offer;

    •
    the Merger Agreement's limitations on the Company's ability to solicit other offers;

    •
    the fact that the all-cash consideration in the transactions will be taxable to the Company's stockholders that are U.S. persons for U.S. federal income tax purposes; and

    •
    the fact that the Zell Entity is a newly formed limited liability company with essentially no assets and, accordingly, that the Company's remedy in connection with a breach of the Merger Agreement by the Zell Entity, even a breach that is deliberate or willful, may be limited to a $25 million termination fee.

          In considering various analyses related to the "going concern value" of the Company, the Special Committee relied on the analyses undertaken by Morgan Stanley and Merrill Lynch described below under "Special Factors—Opinion of the Special Committee's Financial Advisor" and "Special Factors—Opinion of the Company's Financial Advisor." In relying on such analyses, the Special Committee adopted (for purposes of this discussion) such analyses as appearing reasonable. The members of the Special Committee did not consider the liquidation value of the Company because they considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology. Merrill Lynch's analysis referred to above did, however, include an analysis of implied per share valuations of the Company on an after-tax basis assuming the sale of the B&E Group followed by a sale of the Company's publishing business. Further, the members of the Special Committee did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

          The foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the Leveraged ESOP Transactions, including the Merger and the Tender Offer. After considering these factors, the Special Committee concluded that the positive factors relating to the Merger Agreement and the Tender Offer and the other Leveraged ESOP Transactions substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Special Committee may have assigned different weights to various factors. The Special Committee approved and recommended the Leveraged ESOP Transactions, including the Merger Agreement and the Tender Offer, based upon the totality of the information presented to and considered by it.

        Item 6(a) of the Filing is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" by adding the following paragraph before the second to last paragraph in the subsection "The Board":

          In considering various analyses related to the "going concern value" of the Company, the Board relied on the analyses undertaken by Morgan Stanley and Merrill Lynch described below under "Special Factors—Opinion of the Special Committee's Financial Advisor" and "Special Factors—Opinion of the Company's Financial Advisor." In relying on such analyses, the Board adopted (for purposes of this discussion) such analyses as appearing reasonable. The Board did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology. Merrill Lynch's analysis referred to above did, however, include an analysis of implied per share valuations of the Company on an after-tax basis assuming the sale of the B&E Group followed by a sale of the Company's publishing business. Further, the members of the Board did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

Item 8. Interest in Securities of the Subject Company.

        Items 8(a) and (b) of the Filing are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" by adding the following disclosure therein and by incorporating such new subsection by reference in Item 5(e):

          Samuel Zell was elected to the Company's board of directors on May 9, 2007. As of May 14, 2007, Mr. Zell beneficially owned 2,278 shares of Company Common Stock, which Mr. Zell acquired from the Company on May 9, 2007. In addition, the Zell Entity is the beneficial owner of 1,470,588 shares of Company Common Stock and a promissory note made by the Company which is exchangeable into 5,882,352 shares of Company Common Stock (subject to certain adjustments), although such exchange is not in the control of the Zell Entity. Sam Investment Trust ("SIT"), the sole member of the Zell Entity, is an irrevocable trust established for the benefit of Mr. Zell and his family. Chai Trust Company, LLC ("Chai Trust"), the trustee of SIT, has investment control with respect to SIT. Mr. Zell is not a managing director or officer of Chai

    Trust, and does not otherwise exercise investment control with respect to SIT or the Zell Entity. As such, the amount of shares indicated as beneficially owned by Mr. Zell in this paragraph does not include the securities of the Company beneficially owned by the Zell Entity.

Item 11. Additional Information.

        Item 11(b) of the Filing is hereby amended and supplemented by adding the following at the end thereof:

          The Company currently expects that the Merger will close by the end of 2007, subject to the satisfaction of the conditions to the Merger.

Item 12. Exhibits.

        Item 12 of the Filing is hereby amended and supplemented by adding the following exhibit:

  (a)(5)(K)    Tender Offer Employee Questions and Answers, made available May 16, 2007.

Item 13. Additional Information Required by Schedule 13E-3.

Schedule 13E-3, Item 3. Identity and Background of Filing Person.

        Item 13, Schedule 13E-3, Item 3, of the Filing is hereby amended and supplemented by adding a new Item 3(a):

  (a)
  The Company, the ESOP, Merger Sub, Samuel Zell, the Zell Entity and Sam Investment Trust are filing persons.

            The Company's address is 435 North Michigan Avenue, Chicago, Illinois 60611 and its telephone number is (312) 222-9100.

            The ESOP's address is c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 702, Oak Brook, Illinois 60523 and its telephone number is (530) 572-5121 or (630) 572-5120. Merger Sub's address is c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 800, Oak Brook, Illinois 60523 and its telephone number is (630) 572-5130.

            The address of each of Mr. Zell and the Zell Entity is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606 and the telephone number of each is (312) 454-0100. The address of Sam Investment Trust is c/o Chai Trust Company, LLC, Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606 and its telephone number is (312) 454-0100.

        Item 13, Schedule 13E-3, Item 3(b), of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Tender Offer" by adding the following new subsections after the subsection entitled "Information About the ESOP" and by incorporating such new subsections by reference in Item 13, Schedule 13E-3, Item 3(b):

  Information About Merger Sub

          Tesop Corporation is a Delaware corporation wholly owned by the ESOP with its principal executive offices at c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 800, Oak Brook, Illinois 60523. Merger Sub's telephone number is (630) 572-5130. Merger Sub was formed solely for purposes of entering into and consummating the Leveraged ESOP Transactions. Merger Sub has not conducted any activities to date other than activities incidental to its formation and in connection with the Leveraged ESOP Transactions.

  Information About the Zell Investors

          The "Zell Investors" consist of Samuel Zell, the Zell Entity and Sam Investment Trust.

          Mr. Zell is the President of the Zell Entity and is also President and Chairman of Equity Group Investments, L.L.C. ("EGI"). Mr. Zell also serves as the Chairman of the Board of Anixter International Inc.; Capital Trust, Inc.; Equity Lifestyle Properties, Inc.; Equity Residential; and Covanta Holding Corporation. Mr. Zell has been a Director of Tribune Company since May 2007, and served as Chairman of the Board of Equity Office Properties Trust until its sale in February 2007. Mr. Zell's address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. His telephone number is (312) 454-0100.

          The Zell Entity is a Delaware limited liability company wholly owned by Sam Investment Trust, a trust established for the benefit of Mr. Zell and his family. Its address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. The Zell Entity's telephone number is (312) 454-0100. The Zell Entity was formed solely for purposes of entering into and consummating the Leveraged ESOP Transactions. The Zell Entity has not conducted any activities to date other than activities incidental to its formation and in connection with the Leveraged ESOP Transactions.

          The Zell Entity's sole member is Sam Investment Trust, an Illinois trust established for the benefit of Mr. Zell and his family. The trustee of Sam Investment Trust is Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust"). Chai Trust's business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Its telephone number is (312) 454-0100.

          EGI is a private corporate and real estate investment firm co-founded by Mr. Zell in 1968, and is owned by trusts established for the benefit of Mr. Zell and his family (but not Sam Investment Trust). Mr. Zell is the President and Chairman of EGI, which provides investment advisory services to Chai Trust. However, EGI does not have investment control over Chai Trust and the assets held by the trusts controlled by Chai Trust.

  As such, EGI has no ownership or beneficial interest in either the Zell Entity or Sam Investment Trust, is not a party to any of the agreements entered into in connection with the Leveraged ESOP Transactions, and has no beneficial interest therein.

        Item 13, Schedule 13E-3, Item 3(c), of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in Schedule I to the Filing by adding the following new sections at the end thereof and incorporating Schedule I to the Filing by reference in Item 13, Schedule 13E-3, Item 3(c):

  Merger Sub

          Tesop Corporation is a Delaware corporation wholly owned by the ESOP with its principal executive offices at c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 800, Oak Brook, Illinois 60523. Merger Sub's telephone number is (630) 572-5130. Merger Sub was formed solely for purposes of entering into and consummating the Leveraged ESOP Transactions. Merger Sub has not conducted any activities to date other than activities incidental to its formation and in connection with the Leveraged ESOP Transactions.

          The names of each of the members of Merger Sub's board of directors and each of Merger Sub's executive officers and their business experience and principal positions held during the past five years are set forth below. The business address and telephone number of each of the below directors or executive officers is c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 800, Oak Brook, Illinois 60523; telephone number (630) 572-5130.

          During the past five years, none of the persons described below or Merger Sub has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified below is a United States citizen.

          Director

          Michael Welgat. President and Chief Executive Officer of GreatBanc Trust Company since 1989; President of U.S. Fiduciary Services, Inc., the parent holding company of GreatBanc Trust Company, and Executive Vice President of Pennant Management, Inc., a subsidiary of U.S. Fiduciary Services, Inc.

          Executive Officers

          Marilyn Marchetti. President. Senior Vice President of GreatBanc Trust since 1999.

          Danielle Montesano. Secretary/Treasurer. Senior Vice President of GreatBanc Trust since 2005 and associated with GreatBanc Trust since 1999, including formerly as Chief Compliance Officer, Secretary and General Counsel.

  The Zell Investors

          EGI-TRB, L.L.C. is a Delaware limited liability company wholly owned by Sam Investment Trust, a trust established for the benefit of Zell and his family. Its address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. The Zell Entity's telephone number is (312) 454-0100. The Zell Entity was formed solely for purposes of entering into and consummating the Leveraged ESOP Transactions. The Zell Entity has not conducted any activities to date other than activities incidental to its formation and in connection with the Leveraged ESOP Transactions.

          The Zell Entity has no board of directors or similar board of managers. The names of each of the Zell Entity's executive officers and their business experience and principal positions held during the past five years are set forth below. The business address and telephone number of each of the below executive officers of the Zell Entity is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606; telephone number (312) 454-0100.

                  Zell Entity Executive Officers

            Samuel Zell.    President. President and Chairman, Equity Group Investments, L.L.C. ("EGI"). Chairman of the Board of Anixter International Inc.; Capital Trust, Inc.; Equity Lifestyle Properties, Inc.;

    Equity Residential; and Covanta Holding Corporation. Director of Tribune Company since May 2007. Chairman of the Board of Equity Office Properties Trust until its sale in February 2007.

            William C. Pate. Vice President. Chief Investment Officer, EGI, since March 2006; Managing Director from July 2000 until March 2006. Director of Hanover Compressor Company since January 2007. Director of Covanta Holding Corporation since 1999, and Chairman of the Board from October 2004 until September 2005. Director of Adams Respiratory Therapeutics, Inc. from 2000 until April 2007. Director of Home Products International, Inc. from December 2004 to January 2006.

            Philip G. Tinkler. Vice President. Chief Financial Officer and Chief Operating Officer, EGI; Vice President — Accounting from December 2002 until March 2006. President and Chief Executive Officer, First Capital Financial, L.L.C., since March 2006; served in other capacities since 2001. Chief Financial Officer, Covanta Holding Corporation, from January 2003 until October 2004. Director of Home Products International, Inc. since January 2006.

          The Zell Entity's sole member is Sam Investment Trust, an Illinois trust established for the benefit of Zell and his family. The trustee of Sam Investment Trust is Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust"). The names of each of Chai Trust's officers and managing directors and their business experience and principal positions held during the past five years are set forth below. Except as set forth below, the business address and telephone number of Chai Trust and each of the below officers and managing directors of Chai Trust is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606; telephone number (312) 454-0100.

          Chai Trust Executive Officers

          Donald J. Liebentritt. President. Senior Advisor, EGI, since January 2006; President from 2000 until 2005. Chief Executive Officer and President, First Capital Financial, L.L.C., from December 2002 until March 2006. Director, Adams Respiratory Therapeutics, Inc. since February 2005. Director, Rewards Network Inc. since 2005. Director, Home Products International, Inc., from December 2004 until March 2007.

          Robert M. Levin. Senior Trust Officer. Partner, Levin & Schreder, Ltd., 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602; 312-332-6300.

          James Bunegar. Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer. Vice President — Taxes, EGI.

          Chai Trust Managing Directors

          Donald J. Liebentritt. Senior Advisor, EGI since January 2006; President from 2000 until 2005. Chief Executive Officer and President, First Capital Financial, L.L.C., from December 2002 until March 2006. Director, Adams Respiratory Therapeutics, Inc. since February 2005. Director, Rewards Network Inc. since 2005. Director, Home Products International, Inc., from December 2004 until March 2007.

          Robert M. Levin. Partner, Levin & Schreder, Ltd., 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602; 312-332-6300.

          Bert Cohen. Private Investor, 5000-4A Estate Enighed, #65, St. John, VI 00830.

          Kellie Zell Harper. Homemaker.

          Leah Zell Wanger. Private Investor, 227 West Monroe Street, Chicago, Illinois 60603.

          JoAnn Zell Gillis. Physician.

          Matthew Zell. Managing Director, EGI. Director, Anixter International Inc. since 2001. Director of Desarrolladora Homex, S.A. de C.V. since 2004.

          During the past five years, none of the Zell Investors nor, to any of the Zell Investors' knowledge, any of the Zell Entity's executive officers or any of Chai Trust's officers or managing directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Mr. Zell and each other executive officer of the Zell Entity and each officer or managing director of Chai Trust is a United States citizen.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 13, Schedule 13E-3, Items 5(a)-(c) of the Filing are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" as described under Item 5 above.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

        Item 13, Schedule 13E-3, Item 6(a) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" as described under Item 6 above.

        Item 13, Schedule 13E-3, Item 6(b) and (c), of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors" by adding the following new subsection after the subsection entitled "Certain Effects of the Transactions" and by incorporating such new subsection by reference in Item 13, Schedule 13E-3, Item 6(b) and (c):

  Zell Investor Plans for the Company after the Leveraged ESOP Transactions

          After the Leveraged ESOP Transactions, the Zell Investors anticipate that the Company's operations will be conducted substantially as they are currently being conducted, and that the Company will retain its core operating assets. With the exception of the proposed sale of the Chicago Cubs and the Company's interest in Comcast SportsNet Chicago, the Zell Investors have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company's corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any material operations or sale or transfer of a material amount of assets. However, in conjunction with management, the Zell Investors will continue to evaluate the Company's entire asset portfolio, business and operations from time to time, and may propose or develop new plans and proposals which they consider to be in the best interests of the Company and its equityholders, including the disposition or acquisition of material assets, alliances, joint ventures and other forms of cooperation with third parties or other extraordinary transactions. In particular, to the extent the Zell Investors believe greater value can be realized through disposition, the Zell Investors may encourage the Company to pursue appropriate disposition transactions, as with the proposed sale of the Chicago Cubs and the Company's interest in Comcast SportsNet Chicago. After completion of the Leveraged ESOP Transactions, the Zell Entity intends to retain its interests in the Company, and has no current plans to retire or otherwise dispose of such interests.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

        Item 13, Schedule 13E-3, Items 7(a) and (c) of the Filing are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase by adding the following new section after the section entitled "Special Factors—Opinion of the Company's Financial Advisor" by incorporating such new section by reference into Item 13, Schedule 13E-3, Items 7(a) and (c):

  Purposes and Reasons of the ESOP and Merger Sub

  For the ESOP and Merger Sub, the primary purpose for the Merger is to benefit from any future earnings and growth of the Company after shares of the Company cease to be publicly traded. The transaction structure will have the effect of the Company becoming a privately held company wholly owned by the ESOP.

  Purposes and Reasons of the Zell Investors

  For Samuel Zell, the Zell Entity and Sam Investment Trust (which are collectively referred to as the "Zell Investors"), the purpose of the Leveraged ESOP Transactions, including the Tender Offer and the Merger, is to allow the Zell Entity to benefit from increases in value of the Company through the Zell Entity's ownership of the Warrant and to allow the Zell Entity to earn an interest return on the $225 million subordinated promissory note. The Zell Investors believe that the Company's future business prospects can be improved through the active participation of Mr. Zell in the strategic direction and operations of the Company and through the Company's experienced management team.

  The Zell Investors believe that it is best for the Company to operate as a privately held entity. As a privately held entity, the Company will have the flexibility to focus on continuing improvements to its business without the constraints, distractions and expenses associated with publicly held companies, especially in light of the fundamental changes occurring in publishing and in the media industry generally. In addition, as an entity whose common stock is not publicly traded, the Company will be able to more easily make strategic decisions that may negatively affect short-term financial performance but that may, in the long run, increase the value of the Company because it is often difficult for a public company to make decisions that could negatively affect it in the short term when the result of those decisions is often a reduction in the per share price of the publicly traded equity securities of such company. As a result of the Company Common Stock being privately held, the Company will also enjoy certain additional efficiencies, such as a reduction of the time devoted by its management and certain other employees to compliance with certain SEC reporting requirements.

  In addition, the Zell Investors expect that the Company will derive significant cost and tax savings from the favorable tax treatment available to the Company following the Leveraged ESOP Transactions upon the Company's election to become an S-corporation for federal income tax purposes and the proposed elimination of the Company's 401(k) cash contributions following the creation of the ESOP.

  The Zell Investors' expectations are based upon publicly available information regarding the Company, their due diligence, investigation or knowledge of the Company, and the experience of the Zell Investors and their affiliates in investing in or managing companies generally. While the Zell Investors believe that there will be significant opportunities associated with the Zell Entity's investment in the Company, and that the value of its Warrant could become considerably greater than the original cost thereof, they realize that there also are substantial and significant risks that such opportunities may never be fully realized.

        Item 13, Schedule 13E-3, Items 7(a)-(c) of the Filing are hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" as described under Item 6 above. Item 13, Schedule 13E-3, Items 7(b)-(c) of the Filing are hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" as described under Item 5 above.

        Item 13, Schedule 13E-3, Item 7(d), of the Filing is hereby amended and supplemented by amending and restating the information set forth in the Offer to Purchase under "Special Factors—Certain Effects of the Transactions—Certain Effects of the Merger" to read as follows and incorporating such new subsection by reference in Item 13, Schedule 13E-3, Item 7(d):

          Certain Effects of the Merger. If the conditions to the Merger are met and the Merger closes, the Company will become wholly owned by the ESOP, and all remaining shares, other than shares held by the ESOP and shares held by stockholders who validly exercise any dissenters' rights that may be available under Delaware law, will be converted into the right to receive $34.00 per share in cash. If the Merger does not close by January 1, 2008, stockholders will receive an additional 8% annualized "ticking fee," calculated from January 1, 2008 through the date of closing of the Merger. In the Merger, the Zell Entity will receive this Merger Consideration for the shares of Company Common Stock it owns and, to the extent not already repaid or converted, the Company will repay the exchangeable promissory note held by the Zell Entity immediately prior to the Merger. In the Merger, Zell will receive the Merger Consideration for the shares of Company Common Stock that he owns, which as of May 14, 2007 consisted solely of the 2,278 shares of Company Common Stock granted by the Company when he became a director on May 9, 2007. In the Merger, all of the shares of Company Common Stock held by the ESOP will be cancelled and the shares of Merger Sub (all of which are owned by the ESOP) will convert into an aggregate of 56,521,739 shares of common stock of the Company (all of which will be held by the ESOP).

          In addition, in the Merger, each outstanding Company stock option, each share of restricted Company Common Stock and each right of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by the value of shares of Company Common Stock granted under Company stock or benefit plans will become fully vested and cashed out as described below under "The Merger Agreement—Stock Options and Other Stock-Based Awards; Employee Benefits."

          Immediately following the consummation of the Merger, the Zell Entity will purchase from the Company, for an aggregate purchase price of $315 million, a $225 million subordinated promissory note and the Warrant. The Warrant will entitle the Zell Entity to purchase 43,478,261 shares of Company Common Stock (subject to adjustment), which will represent approximately 40.3% of the economic equity interest in the Company immediately following the Merger (on a fully diluted basis, including after giving effect to share equivalents under a management equity incentive plan). The Warrant will have an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first ten years of the Warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment).

          As stockholders and Warrant holders, as the case may be, the ESOP and the Zell Entity do not and will not have any direct interest in or ability to access the Company's net book value or net income. The Company's net book value was $4,304 million as of April 1, 2007. The Company's net income for the fiscal year ended December 31, 2006 was $594.0 million, and its net loss for the three months ended April 1, 2007 was $23.3 million.

Schedule 13E-3, Item 8. Fairness of the Transaction.

        Item 13, Schedule 13E-3, Items 8(a), (b) and (e) of the Filing are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" as described under Item 6 above. Item 13, Schedule 13E-3, Items 8(a) and (b) of the Filing are hereby further amended and supplemented by amending and restating in its entirety the section in the Offer to Purchase entitled "Special Factors—Position of the ESOP as to Fairness" to read as follows and incorporating such new section by reference into Item 13, Schedule 13E-3, Items 8(a) and (b):

  Position of the ESOP and Merger Sub as to Fairness

          The rules of the SEC require the ESOP and Merger Sub to express their belief as to the fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, to the Company's stockholders who are not affiliated with the ESOP. The view of the ESOP and Merger Sub as to the fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, should not be construed as a recommendation to any stockholder as to whether to tender shares in the Tender Offer or how such stockholder should vote on the proposal to approve and adopt the Merger Agreement.

          The Trustee for the ESOP negotiated the terms of a transaction that would be most favorable to the ESOP and Merger Sub, and not to stockholders of the Company and, accordingly, it did not negotiate the Merger Agreement and other agreements relating to the Leveraged ESOP Transactions with the goal of obtaining terms that were fair to the Company's unaffiliated stockholders. The ESOP and Merger Sub did not participate in the deliberations of the Board or the Special Committee regarding, or receive advice from the Company's or the Special Committee's legal or financial advisors as to, the substantive and procedural fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, nor did the ESOP or Merger Sub undertake any independent evaluation of the fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, to the Company's unaffiliated stockholders, or engage a financial advisor for such purposes. The ESOP and Merger Sub believe, however, that the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, are fair to the Company's unaffiliated stockholders based on the following factors:

    •
    the consideration offered in the Tender Offer and the Merger of $34.00 per share represents a premium of approximately 5.9% to the closing price of Company Common Stock on March 30, 2007, the last trading day before the proposal was made public, and approximately 12.5% to the average closing price of Company Common Stock for the 30 calendar day period ending on March 30, 2007 and approximately 9.5% to the average closing price for the 52 weeks ended March 30, 2007;

    •
    the $34.00 per share consideration offered in the Tender Offer and the Merger and other terms and conditions of the Merger Agreement resulted from extensive arm's-length negotiations among the Special Committee and its advisors, the ESOP and its advisors, and the Zell Entity and its advisors;

    •
    the Merger is conditioned upon the approval of the holders of a majority of the outstanding shares; the ESOP and Merger Sub assume that the Company's stockholders are capable of evaluating the fairness of the Merger Consideration and further assumes that an informed decision by holders of a majority of outstanding shares provides meaningful procedural protections for the Company's stockholders;

    •
    the Special Committee consists solely of directors who are not officers or significant stockholders of the Company, or affiliated with the ESOP or its affiliates, or the Zell Entity or its affiliates;

    •
    the Special Committee determined that the Merger Agreement and the Tender Offer and the Merger are fair to the unaffiliated stockholders of the Company and in the best interests of such stockholders;

    •
    the Board determined, based on the recommendation of the Special Committee, that the Merger Agreement and the Tender Offer and the Merger are fair to the unaffiliated stockholders of the Company and in the best interests of such stockholders;

    •
    the Tender Offer and the Merger will provide consideration to the stockholders entirely in cash, which provides certainty of value;

    •
    the Special Committee and the Board received the advice of financial and legal advisors, each of which has extensive experience in going-private transactions; the Special Committee retained and received financial advice from Morgan Stanley, and the Board retained and received financial advice from Citi and Merrill Lynch, which included receipt of the fairness opinions referred to above under "Special Factors—Opinion of the Special Committee's Financial Advisor" and "Special Factors—Opinion of the Company's Financial Advisor;" the Company and the Board retained and received legal advice from Wachtell, Lipton, Rosen & Katz, Sidley Austin LLP and, for ESOP matters, McDermott Will & Emery; and the Special Committee retained and received legal advice from Skadden, Arps, Slate, Meagher & Flom LLP;

    •
    the fact that the ESOP and Merger Sub did not participate in the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

    •
    the fact that appraisal rights under Delaware law are available to holders of shares of Company Common Stock who do not vote in favor of the Merger and comply with all of the required procedures under Delaware law, which provides stockholders who dispute the fairness of the Merger consideration with an opportunity to have a court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement; and

    •
    the fact that the Merger Agreement allows the Board or the Special Committee to withdraw or change its recommendation of the Merger Agreement, and to terminate the Merger Agreement and to accept a Superior Proposal (as described below under "The Merger Agreement"), subject to a payment by the Company to the Zell Entity of a $25 million termination fee.

          The ESOP and Merger Sub did not consider the liquidation value or net book value of the Company. The foregoing discussion of the information and factors known by the ESOP and Merger Sub in connection with the fairness of the Tender Offer and the Merger is not intended to be exhaustive and the ESOP and Merger Sub assigned no relative weights to the individual factors.

        Item 13, Schedule 13E-3, Items 8(a) and (b) of the Filing are hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors" by adding the following new subsection after the subsection entitled "Position of the ESOP and Merger Sub as to Fairness" and by incorporating such new subsection by reference in Item 13, Schedule 13E-3, Items 8(a) and (b):

  Position of the Zell Investors as to Fairness

          The rules of the SEC may require Mr. Zell, the Zell Entity and Sam Investment Trust (which are collectively referred to as the "Zell Investors") to express their belief as to the fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, to the Company's stockholders who are not affiliated with the Zell Investors. The view of the Zell Investors as to the fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, should not be construed as a recommendation to any stockholder as to whether to tender shares in the Tender Offer or how such stockholder should vote on the proposal to approve and adopt the Merger Agreement.

          The Zell Investors negotiated the terms of a transaction that would be most favorable to the Zell Investors, and not to stockholders of the Company and, accordingly, they did not negotiate the Merger

  Agreement and other agreements relating to the Leveraged ESOP Transactions with the goal of obtaining terms that were fair to the Company's unaffiliated stockholders. The Zell Investors did not participate in the deliberations of the Board or the Special Committee regarding, or receive advice from the Company's or the Special Committee's legal or financial advisors as to, the substantive and procedural fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, nor did the Zell Investors undertake any independent evaluation of the fairness of the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, to the Company's unaffiliated stockholders, engage a financial advisor for such purposes, or receive any report, opinion or appraisal from any financial advisor for such purposes. The Zell Investors believe, however, that the proposed Leveraged ESOP Transactions, including the Tender Offer and the Merger, are fair to the Company's unaffiliated stockholders based on the following factors:

    •
    the consideration offered in the Tender Offer and the Merger of $34.00 per share represents a premium of approximately 5.9% to the closing price of Company Common Stock on March 30, 2007, the last trading day before the proposal was made public, and approximately 12.5% to the average closing price of Company Common Stock for the 30 calendar day period ending on March 30, 2007 and approximately 9.5% to the average closing price for the 52 weeks ended March 30, 2007;

    •
    the $34.00 per share consideration offered in the Tender Offer and the Merger and other terms and conditions of the Merger Agreement resulted from extensive arm's-length negotiations among the Special Committee and its advisors, the ESOP and its advisors, and the Zell Entity and its advisors;

    •
    the Tender Offer and Merger will provide consideration to the stockholders entirely in cash, which provides certainty of value;

    •
    the fact that the Company had publicly disclosed numerous times its willingness to consider strategic alternatives, including a merger or a recapitalization;

    •
    the Merger is conditioned upon the approval of the holders of a majority of the outstanding shares; the Zell Investors assume that the Company's stockholders are capable of evaluating the fairness of the Tender Offer and the Merger and further assume that an informed decision by holders of a majority of outstanding shares provides meaningful procedural protections for the Company's stockholders;

    •
    the Special Committee consists solely of directors who are not officers or significant stockholders of the Company, or affiliated with the ESOP or its affiliates, or the Zell Investors or their affiliates;

    •
    the Special Committee determined that the Merger Agreement and the Tender Offer and the Merger are fair to the unaffiliated stockholders of the Company and in the best interests of such stockholders;

    •
    the Board determined, based on the recommendation of the Special Committee, that the Merger Agreement and the Tender Offer and the Merger are fair to the unaffiliated stockholders of the Company and in the best interests of such stockholders;

    •
    the Special Committee and the Board received the advice of financial and legal advisors, each of which has extensive experience in going private transactions; the Special Committee retained and received financial advice from Morgan Stanley, and the Board retained and received financial advice from Citi and Merrill Lynch, which included receipt of the fairness opinions referred to above under "Special Factors—Opinion of the Special Committee's Financial Advisor" and "Special Factors—Opinion of the Company's Financial Advisor;" the Company and the Board retained and received legal advice from Wachtell, Lipton, Rosen & Katz, Sidley Austin LLP and, for ESOP matters, McDermott Will & Emery; and the Special Committee retained and received legal advice from Skadden, Arps, Slate, Meagher & Flom LLP;

    •
    the fact that the Zell Investors did not participate in the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

    •
    the fact that appraisal rights under Delaware law are available to holders of shares of Company Common Stock who do not vote in favor of the Merger and comply with all of the required procedures under Delaware law, which provides stockholders who dispute the fairness of the Merger consideration with an opportunity to have a court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement; and

    •
    the fact that the Merger Agreement allows the Board or the Special Committee to withdraw or change its recommendation of the Merger Agreement, and to terminate the Merger Agreement and to accept a Superior Proposal (as described below under "The Merger Agreement"), subject to a payment by the Company to the Zell Entity of a $25 million termination fee.

          The Zell Investors did not consider liquidation value of the Company as a relevant methodology because they considered the Company to be a viable, going concern business. Further, the Zell Investors did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The foregoing discussion of the information and factors known by the Zell Investors in connection with the fairness of the Tender Offer and the Merger is not intended to be exhaustive and the Zell Investors assigned no relative weights to the individual factors.

        Item 13, Schedule 13E-3, Item 8(f) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" as described under Item 5 above.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

        Item 13, Schedule 13E-3, Item 9(a), of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors — Opinion of the Special Committee's Financial Advisor" by adding the following sentences after the second sentence of the last paragraph thereof:

  The terms of the engagement letter do not quantify the amount of the additional discretionary fee. The Special Committee has not yet determined whether to pay Morgan Stanley a discretionary fee and does not anticipate making any determination with respect to the discretionary fee prior to the expiration of the Tender Offer.

        Item 13, Schedule 13E-3, Item 9(a) of the Filing is hereby further amended and supplemented by amending and supplementing the Offer to Purchase to add the information set forth under "Special Factors — Position of the Zell Investors as to Fairness" as described under Item 13, Schedule 13E-3, Item 8 above.

        Item 13, Schedule 13E 3, Item 9(b), of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors — Opinion of the Special Committee's Financial Advisor' as described under Item 13, Schedule 13E-3, Item 9(a) above.

SIGNATURES

        Tribune Company is filing this statement as a combined Schedule TO and Schedule 13E-3, and each of the Tribune Employee Stock Ownership Plan, Tesop Corporation, Samuel Zell, EGI-TRB, L.L.C. and Sam Investment Trust is filing this statement as a Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007	TRIBUNE COMPANY
	By:	/s/ CRANE H. KENNEY
	Name:	Crane H. Kenney
	Title:	Senior Vice President, General Counsel and Secretary
Date: May 16, 2007	TRIBUNE EMPLOYEE STOCK OWNERSHIP PLAN
	By:	GreatBanc Trust Company, as Trustee
	By:	/s/ MARILYN H. MARCHETTI
	Name:	Marilyn H. Marchetti
	Title:	Senior Vice President
Date: May 16, 2007	TESOP CORPORATION
	By:	/s/ MARILYN H. MARCHETTI
	Name:	Marilyn H. Marchetti
	Title:	President
Date: May 16, 2007	SAMUEL ZELL
/s/ SAMUEL ZELL Samuel Zell
Date: May 16, 2007	EGI-TRB, L.L.C.
	By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President
Date: May 16, 2007	SAM INVESTMENT TRUST
	By:	Chai Trust Company, LLC, as Trustee
	By:	/s/ DONALD J. LIEBENTRITT
	Name:	Donald J. Liebentritt
	Title:	President

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter From the Northern Trust Company to Participants in the Tribune Company Retirement Plans, dated April 25, 2007.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.
(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(5)(C)**	Tender Offer Employee Questions and Answers, made available April 25, 2007.
(a)(5)(D)**	Press Release, dated April 25, 2007.
(a)(5)(E)**	Tender Offer Employee Questions and Answers, made available April 26, 2007.
(a)(5)(F)***	Transcript of a video message addressed to Tribune employees on April 27, 2007.
(a)(5)(G)***	Tender Offer Employee Questions and Answers, made available April 27, 2007.
(a)(5)(H)****	Tender Offer Employee Question and Answer, made available May 1, 2007.
(a)(5)(I)*****	Tender Offer Employee Questions and Answers, made available May 4, 2007.
(a)(5)(J)	Press Release of Tribune Company, dated May 9, 2007 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2007).
(a)(5)(K)*******	Tender Offer Employee Questions and Answers, made available May 16, 2007.
(b)(1)(A)	Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(1)(B)	Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(2)(A)*	Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A.
(b)(2)(B)*	Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A.
(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007 (included as Annex I to this Statement).
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007 (included as Annex II to this Statement).
(c)(3)*	Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(4)*	Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(5)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(6)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(11)******	Opinion of Valuation Research Corporation, dated May 9, 2007.
(c)(12)******	Tribune Company Solvency Opinion Analysis, dated May 9, 2007, prepared by Valuation Research Corporation for the Board of Directors of Tribune.
(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(2)	Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(3)	Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(4)	Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(5)	Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(6)	Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(8)	ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(9)	ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(10)	ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(11)	ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(12)	Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(13)	Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(15)	Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(16)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.
(d)(17)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.
(d)(18)	Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 21, 2006.
(d)(19)	Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21, 2006, incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(20)	Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18, 2006.
(d)(21)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.

(d)(22)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(23)	Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18, 2006.
(d)(24)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(25)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(26)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(27)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007.
(d)(28)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.
(d)(29)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.
(d)(30)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
(d)(31)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(32)	Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(33)	Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.

(d)(34)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(35)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(36)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(37)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(38)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(39)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(40)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated September 3, 1999.
(d)(41)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(42)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.
(d)(43)	Subordinated Exchangeable Promissory Note of Tribune Company, dated April 23, 2007, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.
(d)(44)	Letter Agreement, dated April 23, 2007, among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed on the Filing on April 25, 2007.

**
Previously filed on Amendment No. 1 to the Filing on April 26, 2007.

***
Previously filed on Amendment No. 2 to the Filing on April 27, 2007.

****
Previously filed on Amendment No. 3 to the Filing on May 1, 2007.

*****
Previously filed on Amendment No. 4 to the Filing on May 4, 2007.

******
Previously filed on Amendment No. 5 to the Filing on May 11, 2007.

*******
Filed herewith.

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